 EXHIBIT 99.1

June 18, 2013

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

ANNOUNCES MISSED INTEREST PAYMENT TO HOLDERS OF 11% SENIOR NOTES; MAXCOM INTENDS TO USE GRACE PERIOD TO IMPLEMENT A STRATEGIC RECAPITALIZATION

Mexico City – June 18, 2013 – Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE: MXT, BMV: MAXCOM.CPO) (“Maxcom”, or the “Company”) announced today that it intends to utilize a 30-day grace period with respect to yesterday’s scheduled interest payment of approximately US$11 million on its 11% Senior Notes due 2014 (the “Senior Notes”) to allow the Company to continue discussions with a new investor and certain of the noteholders to recapitalize and reorganize the Company’s debt.

Maxcom believes that it is prudent to utilize such grace period to implement a comprehensive recapitalization that would significantly reduce Maxcom’s debt service expense and position Maxcom for growth with a US$45 million capital infusion.

Maxcom, private equity firm Ventura Capital Privado, S.A. de C.V. (“Ventura”), an ad hoc committee representing a significant amount of the Senior Notes (the “Ad Hoc Committee”) and certain of its current equity holders have been negotiating the terms of restructuring and recapitalization agreements, which would be implemented through a voluntary, prepackaged Chapter 11 filing under the U.S. Bankruptcy Code and an equity tender offer in accordance with U.S. and Mexican securities laws.

The Company intends to operate in the ordinary course of business during this period and continue to provide a high level of responsiveness to its customers, vendors and business partners.

No assurances can be given that a proposed recapitalization and restructuring will be successful or that holders of Maxcom’s debt obligations and/or relevant stakeholders will reach an agreement. If a consensual, pre-packaged Chapter 11 restructuring cannot be implemented, Maxcom may be forced to file for bankruptcy or concurso mercantil without the support of a significant portion of its creditors. A failure to complete a restructuring through pre-packaged restructuring Chapter 11, or otherwise, could have a material adverse effect on the business or the interests of holders of Maxcom’s debt and equity securities.

The Company has engaged Lazard and its alliance partner Alfaro, Dávila y Ríos, S.C. as its financial advisor and Kirkland & Ellis, LLC and Santamarina y Steta, S.C. as its U.S. and Mexican legal advisors to assist the Company in evaluating potential restructuring proceedings, including the commencement of a Chapter 11 case. The Ad Hoc Committee has retained Cleary Gottlieb Steen & Hamilton, LLP and Cervantes Sainz, S.C., as its U.S. and Mexican legal advisors. Ventura has retained VACE Partners as its financial advisor, and Paul Hastings LLP and Jones Day as its U.S. and Mexican legal advisors, respectively.

June 18, 2013

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez

Mexico City, Mexico

(52 55) 4770-1170

manuel.perez@maxcom.com

Forward-Looking Statements

This document includes forward-looking statements that involve risks and uncertainties, including, without limitation, statements regarding Maxcom’s proposed recapitalization and Chapter 11 restructuring, Maxcom’s ability to continue operations during the pendency of a Chapter 11 restructuring, the potential effects of a restructuring and the effects of such a Chapter 11 restructuring on Maxcom’s outstanding debt and equity securities. Additionally, Maxcom can provide no assurance that it will be able to negotiate the terms of a recapitalization or Chapter 11 restructuring with the Ad Hoc Committee and Ventura. Such forward-looking statements are subject to risks, uncertainties and other factors, including those detailed from time to time in Maxcom’s U.S. Securities and Exchange Commission filings, which could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. Maxcom cautions readers that any forward-looking statement in this press release or made by the company’s management involves risks and uncertainties that may change based on various important factors not under Maxcom’s control. These forward-looking statements represent Maxcom’s judgment as of the date of this press release. Maxcom disclaims any intent or obligation to update these forward-looking statements.